Ivy Invest Ad Creatives Oct 2026



2:14
14
Finance Bros
3 people
Today 2:14 PM
Anyone know how to get privat
123
space
return
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co. The material herein is AI-generated and the text messages are fictitious as are the persons named.



2:14
14
Finance Bros
3 people
Today 2:14 PM
Anyone know how to get privat
123
space
return
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co. The material herein is AI-generated and the text messages are fictitious as are the persons named.



2:14
14
Finance Bros
3 people
Today 2:14 PM
The S&P hitting all-time highs every week
123
space
return
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co. The material herein is AI-generated and the text messages are fictitious as are the persons named.



2:14
14
Finance Bros
3 people
Today 2:14 PM
The S&P hitting all-time highs every week
123
space
return
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co. The material herein is AI-generated and the text messages are fictitious as are the persons named.



Notes
your portfolio
2 asset classes
Public markets only
No investment office
You rebalance it
Ivy Invest
8 asset classes
Public + private markets
Managed by a CIO
$1,000 to start
Invest like a billionaire. The strategy Yale and Harvard use, in one fund — public and private markets, chosen by a real investment office.
Open an account at ivyinvest.co →
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co. The Fund is a closed-end interval fund; shares are illiquid and repurchases are limited. Investing involves risk, including loss of principal. Allocations shown are illustrative and subject to change.



BREAKING
Former $4B Foundation Investment Director Opens the Endowment Playbook to Everyone
The fund, managed by Wendy Li, invests across public and private markets, the strategy used by Yale and Harvard. Starting at $1,000.
As featured in
Bloomberg
cheddar
fin|news
GOBankingRates
INVESTOR'S BUSINESS DAILY
MarketWatch
Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, risks, charges, and expenses before investing.



BREAKING
Former $4B Foundation Investment Director Opens the Endowment Playbook to Everyone
The fund, managed by Wendy Li, invests across public and private markets, the strategy used by Yale and Harvard. Starting at $1,000.
As featured in
Bloomberg
cheddar
fin|news
GOBankingRates
INVESTOR'S BUSINESS DAILY
MarketWatch
Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, risks, charges, and expenses before investing.



Ivy Invest
A strong stock market doesn't mean you stop *diversifying*.
Add private markets to your portfolio with one fund.
Learn more →
$1,000 minimum investment
Diversification does not assure a profit or protect against loss. Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co.


Ivy Invest
What if your IRA could invest like an *endowment*?
Public and private markets in a single, professionally managed fund — available for IRAs and rollovers.
Open an account →
$1,000 minimum investment
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co.


Ivy Invest
One Fund.
Eight Asset Classes.
Endowment-style investing for everyone
Public Equities · 40%
Private Equity · 22%
Fixed Income · 10%
Real Estate · 7%
Special Situations · 6%
Infrastructure · 6%
Private Credit · 5%
Hedge Funds · 4%
8
Asset Classes
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Active allocation does not guarantee investment success. Ivy Invest Fund allocations as of 9/30/26. Allocations are subject to change without notice. Active allocation does not guarantee investment success. Learn more at ivyinvest.co.


Have you been locked out of asset classes?
to address something I thought was pretty unfair.
Matt Pauker - Ivy Invest
Founder and CEO


ASSET ALLOCATION
Traditional
Public stocks and bonds only
Public Equities 68%
Fixed Income 32%
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Active allocation does not guarantee investment success. Ivy Invest Fund allocations as of 11/5/26. Allocations are subject to change without notice. Learn more at ivyinvest.co.
Matt Pauker - Ivy Invest
Founder and CEO


IVY INVEST'S ENDOWMENT-STYLE FUND
Invest in a fund seeking long-term capital appreciation with *lower volatility*.
+12.9% Annualized return*
4.8% Annualized volatility*
46.3% Private markets allocation
CUMULATIVE TOTAL RETURN*
+40%
+30%
+20%
+10%
2024
2025
2026
*Since inception (3/5/2024). Data as of 9/21/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns. Past performance is no guarantee of future returns. Private markets allocation subject to change. Visit ivyinvest.co to read the prospectus, and carefully consider the investment object, risks, charges, and expenses before investing.


Ivy Invest
ALTERNATIVE AND TRADITIONAL ASSETS
Invest in a fund seeking long-term capital appreciation with lower volatility.
+12.8%
Annualized return*
4.8%
Annualized volatility*
45.9%
Private markets allocation
CUMULATIVE TOTAL RETURN*
+40%
+30%
+20%
+10%
2024
2025
2026
*Since inception (3/5/2024). Data as of 10/7/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns vs 70/30 portfolio. 70/30 represents an allocation of 70% to MSCI ACWI and 30% to Bloomberg US Aggregate Bond Index. Past performance is no guarantee of future returns. Private market holdings allocation subject to change and such allocation does not guarantee investment success. Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, performance, risks, charges, and expenses before investing.


IVY INVEST'S ENDOWMENT-STYLE FUND
Invest in a fund seeking long-term capital appreciation with lower volatility.
+12.9%
Annualized return*
4.8%
Annualized volatility*
46.3%
Private markets allocation
CUMULATIVE TOTAL RETURN*
+40%
+30%
+20%
+10%
2024
2025
2026
*Since inception (3/5/2024). Data as of 9/21/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns. Past performance is no guarantee of future returns. Private markets allocation subject to change. Visit ivyinvest.co to read the prospectus, and carefully consider the investment object, risks, charges, and expenses before investing.


Ivy Invest
ALTERNATIVE AND TRADITIONAL ASSETS
Invest in a fund seeking long-term capital appreciation with lower volatility.
+12.8%
Annualized return*
4.8%
Annualized volatility*
45.9%
Private markets allocation
CUMULATIVE TOTAL RETURN*
+40%
+30%
+20%
+10%
2024
2025
2026
*Since inception (3/5/2024). Data as of 10/7/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns vs 70/30 portfolio. 70/30 represents an allocation of 70% to MSCI ACWI and 30% to Bloomberg US Aggregate Bond Index. Past performance is no guarantee of future returns. Private market holdings allocation subject to change and such allocation does not guarantee investment success. Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, performance, risks, charges, and expenses before investing.


IVY INVEST'S ENDOWMENT-STYLE FUND
Invest in a fund seeking long-term capital appreciation with lower volatility.
+12.8%
Annualized return*
4.8%
Annualized volatility*
45.9%
Private markets allocation
+40%
+30%
+20%
+10%
2024
2025
2026
*Since inception (3/5/2024). Data as of 10/7/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns vs 70/30 portfolio. 70/30 represents an allocation of 70% to MSCI ACWI and 30% to Bloomberg US Aggregate Bond Index. Past performance is no guarantee of future returns. Private market holdings allocation subject to change and such allocation does not guarantee investment success.Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, performance, risks, charges, and expenses before investing.
Ivy Invest


Ivy Invest
Invest in a fund seeking long-term capital appreciation with lower volatility.
Annualized return*
+12.8%
Private markets allocation
45.9%
Annualized volatility*
4.8%
+40%
+30%
+20%
+10%
2024
2025
2026
CUMULATIVE TOTAL RETURN*
*Since inception (3/5/2024). Data as of 10/7/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns vs 70/30 portfolio. 70/30 represents an allocation of 70% to MSCI ACWI and 30% to Bloomberg US Aggregate Bond Index. Past performance is no guarantee of future returns. Private market holdings allocation subject to change and such allocation does not guarantee investment success. Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, performance, risks, charges, and expenses before investing.


Invest in a fund seeking long-term capital appreciation with lower volatility.
Annualized return*
+12.9%
Private markets allocation
46.3%
Annualized volatility*
4.8%
+40%
+30%
+20%
+10%
2024
2025
2026
CUMULATIVE TOTAL RETURN*
*Since inception (3/5/2024). Data as of 9/21/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns. Past performance is no guarantee of future returns. Private markets allocation subject to change. Visit ivyinvest.co to read the prospectus, and carefully consider the investment object, risks, charges, and expenses before investing.



Ivy Invest
Invest in a fund seeking long-term capital appreciation with *lower volatility*.
Annualized return*
+12.8%
Private markets allocation
45.9%
Annualized volatility*
4.8%
+40%
+30%
+20%
+10%
2024
2025
2026
CUMULATIVE TOTAL RETURN*
*Since inception (3/5/2024). Data as of 10/7/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns vs 70/30 portfolio. 70/30 represents an allocation of 70% to MSCI ACWI and 30% to Bloomberg US Aggregate Bond Index. Past performance is no guarantee of future returns. Private market holdings allocation subject to change and such allocation does not guarantee investment success. Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, performance, risks, charges, and expenses before investing.



Invest in a fund seeking long-term capital appreciation with *lower volatility*.
Annualized return*
+12.9%
Private markets allocation
46.3%
Annualized volatility*
4.8%
+40%
+30%
+20%
+10%
2024
2025
2026
CUMULATIVE TOTAL RETURN*
*Since inception (3/5/2024). Data as of 9/21/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns. Past performance is no guarantee of future returns. Private markets allocation subject to change. Visit ivyinvest.co to read the prospectus, and carefully consider the investment object, risks, charges, and expenses before investing.



Ivy Invest
Invest in a fund seeking long-term capital appreciation with *lower volatility*.
Annualized return*
+12.8%
Private markets allocation
45.9%
Annualized volatility*
4.8%
+40%
+30%
+20%
+10%
2024
2025
2026
CUMULATIVE TOTAL RETURN*
*Since inception (3/5/2024). Data as of 10/7/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns vs 70/30 portfolio. 70/30 represents an allocation of 70% to MSCI ACWI and 30% to Bloomberg US Aggregate Bond Index. Past performance is no guarantee of future returns. Private market holdings allocation subject to change and such allocation does not guarantee investment success. Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, performance, risks, charges, and expenses before investing.



Invest in a fund seeking long-term capital appreciation with *lower volatility*.
Annualized return*
+12.9%
Private markets allocation
46.3%
Annualized volatility*
4.8%
+40%
+30%
+20%
+10%
2024
2025
2026
CUMULATIVE TOTAL RETURN*
*Since inception (3/5/2024). Data as of 9/21/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns. Past performance is no guarantee of future returns. Private markets allocation subject to change. Visit ivyinvest.co to read the prospectus, and carefully consider the investment object, risks, charges, and expenses before investing.



IVY INVEST'S ENDOWMENT-STYLE FUND
Invest in a fund seeking long-term capital appreciation with *lower volatility*.
+12.8%
Annualized return*
4.8%
Annualized volatility*
45.9%
Private markets allocation
CUMULATIVE TOTAL RETURN*
+40%
+30%
+20%
+10%
2024
2025
2026
*Since inception (3/5/2024). Data as of 10/7/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns vs 70/30 portfolio. 70/30 represents an allocation of 70% to MSCI ACWI and 30% to Bloomberg US Aggregate Bond Index. Past performance is no guarantee of future returns. Private market holdings allocation subject to change and such allocation does not guarantee investment success. Visit ivyinvest.co to read the prospectus, and carefully consider the investment objective, performance, risks, charges, and expenses before investing.



IVY INVEST'S ENDOWMENT-STYLE FUND
Invest in a fund seeking long-term capital appreciation with *lower volatility*.
+12.9%
Annualized return*
4.8%
Annualized volatility*
46.3%
Private markets allocation
CUMULATIVE TOTAL RETURN*
+40%
+30%
+20%
+10%
2024
2025
2026
*Since inception (3/5/2024). Data as of 9/21/2026, based on Founder Class share total returns. Volatility reflects annualized standard deviation of monthly returns. Past performance is no guarantee of future returns. Private markets allocation subject to change. Visit ivyinvest.co to read the prospectus, and carefully consider the investment object, risks, charges, and expenses before investing.